Exhibit 99.7

BCE Inc.
EXHIBIT TO 2017 ANNUAL FINANCIAL STATEMENTS
EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve months ended December 31, 2017 and give effect to the issuance and redemption of all long-term debt since January 1, 2017 as if these transactions occurred on January 1, 2017 and are based on unaudited financial information of BCE Inc.

December 31, 2017
Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense and income tax:	4.8 times
Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense, income tax and non-controlling interest:	4.9 times